Exhibit 99.2

15

Years Since IPO

2022 Management's Discussion and Analysis

Franco Nevada

The GOLD Investment that WORKS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 15, 2023 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2022 and 2021 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the years ended December 31, 2022 and 2021 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Highlights
6	Selected financial information
11	Guidance
12	Market overview
13	Revenue by asset
14	Review of quarterly financial performance
19	Review of annual financial performance
24	Impairment charges and reversals
24	General and administrative and share-based compensation expenses
25	Other income and expenses
26	Summary of quarterly information
27	Balance sheet review
28	Liquidity and capital resources
34	Critical accounting estimates
34	Outstanding share data
35	Internal control over financial reporting and disclosure controls and procedures
35	Non-GAAP financial measures
39	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2022 Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at March 15, 2023)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	44	14	55	113
Advanced	38	7	—	45
Exploration	148	86	27	261
TOTAL	230	107	82	419

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 15 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2022 Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2022, 69.9% of our revenue was earned from precious metals and 74.6% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2022, these interests accounted for 91.9% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

A Note on our GEOs(1)

To provide a more comprehensive measure of the performance of our business, we include revenue from our Energy assets in the calculation of our GEOs. We believe this approach is useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

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1

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months and years ended December 31, 2022 and 2021, respectively.

2022 Management’s Discussion and Analysis	4

Highlights

Financial Update – Q4 2022 vs Q4 2021

●	183,886 GEOs(1) sold, an increase of 0.7%;
●	$320.4 million in revenue, a decrease of 2.2%;
●	$45.8 million, or $249 per GEO sold, in Cash Costs(2)(3), compared to $48.4 million, or $265 per GEO sold;
●	$262.4 million, or $1.37 per share, of Adjusted EBITDA(2), a decrease of 2.7% and 2.8%, respectively;
●	81.9% in Adjusted EBITDA Margin(2), a decrease compared to 82.3%;
●	$165.0 million, or $0.86 per share, in net income, a decrease of 25.3% and 25.9%, respectively;
●	$164.9 million, or $0.86 per share, in Adjusted Net Income(2), an increase of 0.7% and consistent with the prior period, respectively;
●	$279.3 million in net cash provided by operating activities, an increase of 0.1%;
●	$1,196.5 million in cash and cash equivalents as at December 31, 2022 (December 31, 2021 - $539.3 million);
●	$2.2 billion in available capital as at December 31, 2022 (December 31, 2021 - $1.6 billion), comprising cash and cash equivalents and amounts available to borrow under our revolving credit facility.

Financial Update – 2022 vs 2021

●	729,960 GEOs(1) sold, an increase of 0.2% – a new record;
●	$1,315.7 million in revenue, an increase of 1.2% – a new record;
●	$176.9 million, or $242 per GEO sold, in Cash Costs(2)(3), compared to $178.3 million, or $245 per GEO sold;
●	$1,106.9 million, or $5.78 per share, in Adjusted EBITDA(2), an increase of 1.3% and 1.0%, respectively – new records;
●	84.1% in Adjusted EBITDA Margin(2), compared to 84.0%;
●	$700.6 million, or $3.66 per share, in net income, a decrease of 4.5% and 4.7%, respectively;
●	$697.6 million, or $3.64 per share, in Adjusted Net Income(2), an increase of 3.6% and 3.4%, respectively – new records;
●	$999.5 million in net cash provided by operating activities, an increase of 4.6% – a new record.

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1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months and years ended December 31, 2022 and 2021, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation.

2022 Management’s Discussion and Analysis	5

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price, GEOs sold,	December 31,		December 31,
Adjusted EBITDA Margin, per GEO amounts and per share amounts)	2022	2021	2022	2021	2020

Statistical Measures
Average Gold Price	$1,729	$1,795	$1,801	$1,800	$1,770
GEOs sold(1)	183,886	182,543	729,960	728,237	573,347

Statement of Comprehensive Income
Revenue	$320.4	$327.7	$1,315.7	$1,300.0	$1,020.2
Depletion and depreciation	73.5	78.2	286.2	299.6	241.0
Costs of sales	45.8	48.4	176.9	178.3	158.8
Operating income	188.9	267.1	820.7	860.7	336.5
Net income	165.0	220.9	700.6	733.7	326.2
Basic earnings per share	$0.86	$1.16	$3.66	$3.84	$1.71
Diluted earnings per share	$0.86	$1.15	$3.65	$3.83	$1.71

Dividends declared per share	$0.32	$0.30	$1.28	$1.16	$1.03
Dividends declared (including DRIP)	$61.6	$57.4	$245.8	$221.4	$197.2
Weighted average shares outstanding	191.7	191.2	191.5	191.1	190.3

Non-GAAP Measures
Cash Costs(2) (3)	$45.8	$48.4	$176.9	$178.3	$158.8
Cash Costs(2) (3) per GEO sold	$249	$265	$242	$245	$277
Adjusted EBITDA(2)	$262.4	$269.8	$1,106.9	$1,092.3	$839.6
Adjusted EBITDA(2) per share	$1.37	$1.41	$5.78	$5.72	$4.41
Adjusted EBITDA Margin(2)	81.9%	82.3%	84.1%	84.0%	82.3%
Adjusted Net Income(2)	$164.9	$163.7	$697.6	$673.6	$516.3
Adjusted Net Income(2) per share	$0.86	$0.86	$3.64	$3.52	$2.71

Statement of Cash Flows
Net cash provided by operating activities	$279.3	$279.0	$999.5	$955.4	$803.9
Net cash used in investing activities	$(98.2)	$(36.4)	$(145.5)	$(765.0)	$(309.0)
Net cash used in financing activities	$(43.7)	$(46.1)	$(189.0)	$(180.2)	$(91.8)

	As at	As at	As at
	December 31,	December 31,	December 31,
(expressed in millions)	2022	2021	2020
Statement of Financial Position
Cash and cash equivalents	$1,196.5	$539.3	$534.2
Short-term investments	—	39.7	—
Total assets	6,626.8	6,209.9	5,592.9
Deferred income tax liabilities	153.0	135.4	91.5
Total shareholders’ equity	6,417.6	6,025.2	5,443.8
Available Capital	2,177.7	1,621.1	1,616.1

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculations of GEOs for the years ended December 31, 2022 and 2021, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4, 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2022 Management’s Discussion and Analysis	6

Corporate Developments

Acquisition of Gold Royalties – Australia

Subsequent to year-end, on February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Receipt of Valentine Gold Royalty Buy-back – Newfoundland & Labrador, Canada

Subsequent to year-end, on February 22, 2023, Marathon Gold Corporation (“Marathon”) exercised its option to buy back 0.5% of the 2.0% NSR by paying $7.0 million to Franco-Nevada. We acquired the NSR, which covers the Valentine Gold project in Newfoundland & Labrador, on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Additional Royalty on Eskay Creek – British Columbia, Canada

On December 30, 2022, we acquired an additional 0.5% NSR on Skeena Resources Limited’s (“Skeena”) Eskay Creek gold-silver project (“Eskay Creek”) in British Columbia for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

With the acquisition of this royalty, we now have a 1.5% NSR over Eskay Creek covering the majority of the project’s land package, including the known mineral resource.

Financing Package with Argonaut Gold on the Magino Gold Project – Ontario, Canada

On October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut’s current regional exploration properties. Argonaut reported that the construction of the project was approximately 80% complete as at December 31, 2022, with first gold pour expected in H1 2023.

We also completed a private placement with Argonaut, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims – British Columbia, Canada

On October 6, 2022, we acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. We also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million. Total coverage for both royalties comprises approximately 1,105 km2.

In addition, we also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

Acquisition of Portfolio of Royalties – Chile

On July 25, 2022, we acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, which collectively cover approximately 230 km2 in Northern Chile, for $1.0 million.

Financing Package with G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, we acquired, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250 million. Additionally, through one of our wholly-owned subsidiaries, we provided G Mining Ventures with a $75.0 million secured term loan facility (the “Term Loan”).

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250 million deposit will become available after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

2022 Management’s Discussion and Analysis	7

The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures (“G Mining Common Shares”) with a 5-year term and an exercise price of C$1.90 per G Mining Common Share.

We also subscribed for 44,687,500 G Mining Common Shares at a price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million).

As at December 31, 2022, we have not advanced any funding to G Mining Ventures pursuant to the Stream or the Term Loan agreements. We currently anticipate that funding for the Stream will commence in H1 2023.

Acquisition of Additional Royalty on Castle Mountain – California, U.S.

On May 2, 2022, we acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with our 2.65% NSR on the broader Castle Mountain land position, we now have an effective 4.65% NSR on the Pacific Clay claims.

Acquisition of Royalty on Caserones (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, we agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada was entitled to royalty payments in respect of the period commencing January 1, 2022 and recognized $3.0 million in revenue from the Caserones royalty in 2022.

We also completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture in Q4 2022 and 2022 of $4.4 million and $12.2 million, respectively (Q4 2021 and 2021 – $11.7 million and $22.4 million, respectively). As at December 31, 2022, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $440.6 million and Franco-Nevada has remaining commitments of up to $79.4 million.

Dividends

We previously announced that Franco-Nevada’s Board of Directors raised the Company’s quarterly dividend and declared a quarterly dividend of US$0.34 per share payable on March 30, 2023 to shareholders of record on March 16, 2023. The increased dividend will be effective for the full 2023 fiscal year. This is a 6.25% increase from the previous US$0.32 per share quarterly dividend and marks the 16th consecutive annual increase for Franco-Nevada shareholders.

In 2022, we declared dividends of $1.28 per share, totaling $245.8 million, of which $197.6 million was paid in cash and $48.2 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”).

Credit Facility

On August 15, 2022, we renewed our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”), extending the maturity date to August 15, 2027. As at December 31, 2022, there were no amounts borrowed against the Corporate Revolver. However, we have posted security in the form of standby letters of credit in the amount of $18.8 million (C$25.5 million) in connection with the audit by the Canada Revenue Agency (“CRA”). These standby letters of credit reduce the available balance under the Corporate Revolver.

2022 Management’s Discussion and Analysis	8

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 15, 2023 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Proposed Concession Contract for Cobre Panama mine – Panama

In February 1996, the Republic of Panama and Minera Panama, S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd. (“First Quantum”), entered into a mining concession contract in respect of the Cobre Panama project (the “Concession Contract”). On February 26, 1997, the Concession Contract was approved by the National Assembly of Panama through law 9 of 1997 ("Law 9") and Law 9 was published in the Official Gazette on February 28, 1997. Law 9 granted the status of national law to the Concession Contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project. On December 30, 2016, the Government of Panama signed and issued Resolution No. 128 (the “Extension Resolution”) by which it extended the Concession Contract held by MPSA for a second 20-year term commencing March 1, 2017, and concluding February 28, 2037.

In September 2018, First Quantum became aware of a ruling of the Supreme Court of Panama (the “Supreme Court”) in relation to the constitutionality of Law 9. In July 2021, following the Supreme Court’s unconstitutionality ruling but before it was published in the Official Gazette, the Government of Panama established a multidisciplinary commission including the Minister of Commerce and Industries (“MICI”), Minister of Environment, and Minister of Employment to discuss the Law 9 matter and seek resolution. In September 2021, MICI publicly announced the culmination of high-level formal discussions with First Quantum on two topics related to the Concession Contract – environmental and labour matters.

In January 2022, the Government of Panama (the “GOP”) presented a new fiscal proposal for the Cobre Panama mine. On December 15, 2022, following the expiration of a deadline to reach an agreement regarding a refreshed Concession Contract, the GOP announced plans to order MPSA to suspend operations. On December 21, 2022, MPSA received formal notification from MICI of a resolution requiring MPSA to submit a plan within 10 working days to suspend commercial operations at Cobre Panama and put the mine under “care and maintenance”. On December 28, 2022, First Quantum announced that MPSA had initiated precautionary legal measures in the Panamanian courts and through arbitration under the existing Concession Contract and had notified the GOP of its intent to initiate international arbitration under the Canada-Panama Free Trade Agreement. On January 26, 2023, the Panama Maritime Authority (the “AMP”) issued a resolution that required the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. On February 23, 2023, as a result of the AMP’s refusal to permit copper concentrate loading operations at the port, MPSA suspended ore processing operations.

On March 8, 2023, First Quantum announced that MPSA has agreed and finalized the draft of a concession contract (the "Proposed Concession Contract") with the GOP for the Cobre Panama mine. The Proposed Concession Contract will have an initial 20-year term, with a 20-year extension option and additional extensions for the life of mine. The Proposed Concession Contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the Panama Maritime Authority and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

Temporary Suspension of Operations at Antapaccay – Peru

Operations at the Antapaccay mine were temporarily suspended for a period of approximately 11 days in January 2023 due to protests at the mine. Operations have since resumed with increased security in place.

Significant addition of Mineral Reserves and Mineral Resources at Detour Lake – Canada

Agnico Eagle Mines Limited (“Agnico Eagle”) reported that continued exploration success in 2022 at Detour Lake resulted in the addition of 5.6 million ounces of gold in Mineral Reserves for a new total of 20.7 million ounces of gold (850.4 million tonnes of ore grading 0.76 g/t gold) and 3.2 million ounces in Measured and Indicated Mineral Resources for a new total of 18.5 million ounces of gold (731.5 million tonnes of ore grading 0.79 g/t) compared to December 31, 2021. In 2023, exploration is expected to focus on extending mineralization to the west and establishing an initial underground mineral resource to support potential underground mining operations. Agnico Eagle also expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year.

Sinkhole Detected Near Candelaria Mine – Chile

Lundin Mining (“Lundin”) reported that on July 30, 2022, a sinkhole formed near the Alcaparrosa mine which is part of the Candelaria operations. All personnel at the operation and in the community were safe, and the sinkhole did not result in any injuries and had minimal impact on production for 2022. Mining operations at the Alcaparrosa mine remain suspended and Lundin continues to work with the relevant authorities towards a potential restart of mining operations. Mineral Reserve estimates for the Alcaparrosa mine are not included in Lundin’s 2022 Mineral Reserve and Mineral Resource estimates, largely offset by additions to Mineral Reserves reflecting continued underground exploration success, particularly in the Candelaria North Sector mine, compared to Lundin’s June 2021 Mineral Reserve and Mineral Resource estimates.

2022 Management’s Discussion and Analysis	9

Acquisition of Continental Resources, Inc. by the Hamm Family

On October 17, 2022, Continental announced that it had entered into a merger agreement with Omega Acquisition, Inc., a private entity that is owned by Continental’s founder, Harold G. Hamm. The transaction closed on November 22, 2022. The going-private transaction does not directly impact our Royalty Acquisition Venture.

Strategic Revision of Operations and Flood Event at Stillwater Mine – Montana, U.S.

On August 11, 2022, Sibanye-Stillwater Limited announced a revised Stillwater mine plan that forecasts production of 700,000 PGM ounces by 2027, a decrease from 850,000 PGM ounces previously anticipated. In addition, operations at Stillwater in the second half of 2022 were impacted by a significant flood event which took place in June 2022 and affected a widespread region in Montana.

Restart of Operations at Milpillas Mine – Mexico

On August 2, 2022, Industrias Peñoles, S.A.B. de C.V. announced that the preparation of the Milpillas copper mine was completed and that mining, crushing and ore deposit activities were resumed to produce cathodic copper. Operations had been suspended since Q2 2020 as a result of low copper prices due to the COVID-19 pandemic. Franco-Nevada is entitled to a royalty of $0.04 per pound of copper produced from the mine.

Suspension of Operations at Karma Mine – Burkina Faso

Operations at the Karma mine have been suspended since June 2022 following an attack by unidentified assailants. Management at the Néré Mining Group, owner and operator of the Karma mine, is working on a plan to allow for the safe resumption of operations.

Repayment of Loan Receivable from Noront Resources Ltd. – Ontario, Canada

We held a loan receivable in the principal amount of $25.0 million from Noront Resources Ltd. (“Noront”), which we extended to Noront as part of our acquisition of royalty rights in the Ring of Fire mining district of Ontario, in April 2015 that had a contractual maturity date of September 30, 2022. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo Metals”), we received $42.7 million as full repayment of the loan. We continue to own several royalties over Wyloo’s properties in the Ring of Fire.

2022 Management’s Discussion and Analysis	10

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2023 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

For 2023, we expect GEO sales from our Precious Metal assets in 2023 to be consistent with 2022, but anticipate a reduction in total GEO sales primarily based on lower assumed oil and gas prices. We anticipate Cobre Panama achieving its expanded throughput capacity later this year and have adjusted our forecast to reflect the impact of shipment timing following the restriction of concentrate shipments in February 2023. Our guidance also reflects anticipated initial contributions from new mines including Magino, Séguéla and Salares Norte. We are guiding to lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2023 guidance	2022 actual	2021 actual
Total GEO sales	640,000 - 700,000	729,960	728,237
Precious Metal GEO sales	490,000 - 530,000	510,385	558,397
1	We expect our streams to contribute between 360,000 and 400,000 of our GEO sales for 2023. For the year ended December 31, 2022, we sold 382,510 GEOs from our streams.
2	For our 2023 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,800/oz Au, $21.00/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $79.4 million.

Precious Metals

●	South America: For Candelaria, we forecast between 60,000 and 70,000 GEOs sold, compared to 69,854 GEOs sold in 2022 due to sequencing of the open pit. For Antapaccay, we anticipate GEOs sold to increase from 53,023 GEOs in 2022 to between 57,500 and 67,500 GEOs reflecting higher expected production based on the mining sequence. For Antamina, we anticipate a decrease in deliveries due to silver grades which are forecasted to be lower than average in 2023. While we sold 3.1 million silver ounces in 2022, we expect 2023 sales to be between 2.4 to 2.8 million silver ounces, equivalent to between 27,500 and 32,500 GEOs. We also expect the commencement of commercial production at the Salares Norte mine to start in Q4 2023, however we do not anticipate meaningful royalty payments until 2024.
●	Central America & Mexico: Based on First Quantum’s most recent 2023 guidance of between 350,000 and 380,000 tonnes of copper, attributable GEO production to Franco-Nevada from Cobre Panama would be between 131,000 to 142,000 GEOs. Following the restriction of concentrate shipments in February 2023, we have made a larger allowance for the impact of shipment timing for the year and expect between 115,000 and 135,000 GEOs delivered and sold. For Guadalupe-Palmarejo, we anticipate a decrease in GEOs, from 41,000 GEOs sold in 2022 to between 35,000 and 40,000 GEOs, as we expect less production sourced from ground covered by our stream.
●	United States: We expect higher PGM production in 2023 than in 2022, with production rates normalizing since the regional flood that occurred in June 2022. However, production from Stillwater West is expected to be temporarily affected following an incident reported in March 2023 that damaged shaft infrastructure. In addition, on a gold equivalent basis however, we expect fewer GEOs, reflecting a less favorable conversion ratio to gold based on the commodity prices we assumed for our 2023 guidance. We expect higher production from our royalty at Marigold which reflects an increase in production as a result of mine sequencing. Higher production is expected from Bald Mountain as more mining is done on higher royalty rate ground. These increases are expected to be partly offset by lower GEOs from South Arturo due to underground mine sequencing and Gold Quarry where our royalty payment is tied to estimated Mineral Reserves.
●	Canada: We expect payments from our recently acquired royalty on the Magino gold project to commence shortly after the first gold pour, anticipated in H1 2023. We also expect higher payments from Musselwhite as capital costs are recovered following the fire at the mine in 2019. These increases are expected to be partly offset by lower royalties from our Hemlo NPI as we forecast a lower proportion of production will be sourced from our royalty ground.
●	Rest of World: We anticipate increased production at Tasiast as the mine continues to increase throughput capacity to 24,000 tonnes per day. We also expect an increase in GEOs from our stream at MWS compared to 2022, when production was impacted by material and water supply constraints. We also expect initial contributions from the Séguéla project in Cote d’Ivoire, where the first gold pour is anticipated in mid-2023. These expected increases will be partly offset by a decrease in GEOs from our Karma stream, where operations were suspended following security incidents in 2022.

2022 Management’s Discussion and Analysis	11

Diversified

●	Iron ore: For our 2023 guidance, we assumed benchmark prices of $120/tonne 62% Fe. Together with our Other Mining assets, including the recently acquired Caserones royalty, we expect our Diversified Mining assets to contribute between 35,000 and 55,000 GEOs, compared to 34,563 GEOs in 2022.
●	Energy: Our Energy assets were significant contributors to our 2022 revenue as a result of the rally in oil and gas prices during the year, generating 185,012 GEOs. For 2023, we have assumed lower commodity prices than in 2022 of $80/bbl WTI for oil and $3.00/mcf Henry Hub for natural gas. Based on these prices, we expect between 105,000 and 125,000 GEOs from our Energy assets. Production from our U.S. assets is expected to be consistent with volumes produced in 2022. Recently acquired royalties under our Royalty Acquisition Venture with Continental are expected to provide additional volume contribution. Production levels from our Canadian assets are expected to remain stable, however, the Weyburn NRI volumes, which are accounted for net of operating and capital costs, are expected to be lower due to softer commodity prices.

Depletion: We estimate depletion and depreciation expense in 2023 to be between $275.0 million to $305.0 million. In comparison, depletion and depreciation expense in 2022 was $286.2 million.

Capital Commitments: As of December 31, 2022, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $79.4 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2023. In addition, we expect to commence funding of our $250.0 million commitment to G Mining Ventures pursuant to our Stream agreement relating to the Tocantinzinho project at the end of Q1 2023.

5-Year Outlook: We expect our portfolio to produce between 760,000 and 820,000 GEOs in 2027, of which 565,000 to 605,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the expansion of the mill throughput capacity to 100 million tonnes per year at Cobre Panama, increased production from Vale’s Northern and Southeastern systems, and production growth from the continued development of our U.S. Energy assets. It also assumes the commencement of production at Stibnite, Copper World and Eskay Creek. It anticipates that our attributable production from Candelaria will step down from 68% to 40% of gold and silver produced and reflects that our stream at MWS will have reached its cap in 2024. Refer to the section “Portfolio Updates” for further details.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

During the year, gold prices were buoyed by geopolitical tensions and inflationary pressures, but tempered by higher interest rates. Gold prices ranged from $1,629/oz to $2,039/oz, they were on average consistent with 2021, averaging $1,801/oz in 2022 and ended the year at $1,814/oz. Silver prices averaged $21.75/oz in 2022, a decrease of 13.6% compared to $25.17/oz in 2021, and ended the year at $23.95/oz. Platinum and palladium prices averaged $961/oz and $2,107/oz, respectively, in 2022, compared to $1,091/oz and $2,397/oz, respectively, in 2021, a decrease of 11.9% for platinum and 12.1% for palladium, ending the year at $1,031/oz and $1,775/oz, respectively. With respect to iron ore, prices for 62% iron ore fines averaged $122/tonne in 2022 compared to $160/tonne in 2021, a decrease of 24.0%, ending the year at $111/tonne.

In 2022, oil and gas prices increased significantly compared to 2021, impacted by the invasion of Ukraine by Russia, and with demand growing towards pre-pandemic levels. During the year, WTI prices averaged $94.23/bbl, a 38.8% increase from 2021. ending the year at $80.26/bbl. Edmonton Light prices averaged C$119.73/bbl in 2022, an increase of 49.1% compared to 2021, ending the year at C$103.90/bbl. Henry Hub natural gas prices averaged $6.51/mcf in 2022 compared to $3.72/mcf in 2021, an increase of 75.0%, ending the year at $4.48/mcf.

2022 Management’s Discussion and Analysis	12

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from assets in various jurisdictions, of which 45 are Precious Metal assets. The following table details revenue earned from our various royalty, stream and working interests for the three months and years ended December 31, 2022 and 2021:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise indicated)	2022	2021	2022	2021
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$34.0	$35.7	$125.8	$116.5
Antapaccay	Stream (indexed) Gold & Silver	23.2	30.7	95.2	111.6
Antamina	Stream 22.5% Silver	14.7	17.2	68.4	94.1
Condestable	Stream Gold & Silver, Fixed through 2025 then %	5.7	5.5	22.4	22.5
Other		1.4	2.0	6.3	6.2
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$56.9	$64.5	$223.3	$235.0
Guadalupe-Palmarejo	Stream 50%	16.0	21.9	74.2	83.4
Other		—	(0.1)	—	—
United States
Stillwater	NSR 5% PGM	$9.4	$11.6	$36.8	$57.8
Goldstrike	NSR 2-4%, NPI 2.4-6%	4.4	7.7	19.2	25.3
Gold Quarry	NSR 7.29%	—	—	4.9	7.5
Marigold	NSR 1.75-5%, GR 0.5-4%	2.9	2.4	7.5	8.5
Bald Mountain	NSR/GR 0.875-5%	3.2	3.5	8.4	11.2
Other		2.4	4.9	9.5	12.5
Canada
Detour Lake	NSR 2%	$6.2	$7.9	$26.3	$25.3
Sudbury	Stream 50% PGM & Gold	6.3	3.0	21.4	17.4
Hemlo	NSR 3%, NPI 50%	3.8	(2.0)	28.2	27.6
Brucejack	NSR 1.2%	1.2	1.9	5.8	7.0
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.3	1.6	5.5	5.8
Other		3.6	2.5	10.4	10.3
Rest of World
MWS	Stream 25%	$9.8	$11.6	$39.2	$41.3
Sabodala	Stream 6%, Fixed to 105,750 oz	4.1	4.2	16.8	16.7
Tasiast	NSR 2%	4.8	0.5	18.3	6.7
Subika (Ahafo)	NSR 2%	6.0	4.1	18.0	11.6
Karma	Stream 4.875%	—	1.6	3.3	9.9
Duketon	NSR 2%	2.2	1.9	10.7	11.1
Other		2.9	2.8	13.9	12.9
		$226.4	$249.1	$919.7	$995.7
DIVERSIFIED
Vale	Various Royalty Rates	$7.6	$9.7	$40.7	$59.4
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	3.2	5.8	14.8	30.2
Other mining assets		0.5	1.1	6.9	5.2
United States (Energy)
Marcellus	GORR 1%	$12.0	$11.1	$56.5	$36.1
Haynesville	Various Royalty Rates	23.7	13.0	72.9	38.5
SCOOP/STACK	Various Royalty Rates	13.9	10.2	57.8	36.4
Permian Basin	Various Royalty Rates	14.2	10.0	52.6	35.0
Other		0.1	0.1	0.3	0.2
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$12.8	$12.3	$65.0	$43.8
Orion	GORR 4%	2.7	2.8	15.1	10.8
Other		3.3	2.5	13.4	8.7
		$94.0	$78.6	$396.0	$304.3
Revenue		$320.4	$327.7	$1,315.7	$1,300.0

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2022 Management’s Discussion and Analysis	13

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2022	Q4 2021	Variance
Gold(1)	($/oz)	$1,729	$1,795	(3.7)%
Silver(1)	($/oz)	21.20	23.32	(9.1)%
Platinum(1)	($/oz)	971	998	(2.7)%
Palladium(1)	($/oz)	1,940	1,935	0.3%
Iron Ore Fines 62% Fe CFR China	($/tonne)	98	108	(9.3)%

Edmonton Light	(C$/bbl)	108.41	92.11	17.7%
West Texas Intermediate	($/bbl)	82.65	77.19	7.1%
Henry Hub	($/mcf)	6.09	4.85	25.6%

CAD/USD exchange rate(2)		0.7364	0.7936	(7.2)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2022 and 2021 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2022	2021	Variance	2022	2021	Variance
Commodity
Gold	102,583	109,637	(7,054)	$178.2	$196.5	$(18.3)
Silver	18,493	21,479	(2,986)	32.7	38.6	(5.9)
PGM	8,566	7,683	883	15.5	14.0	1.5
Precious Metals	129,642	138,799	(9,157)	$226.4	$249.1	$(22.7)
Iron ore	6,230	8,600	(2,370)	$10.8	$15.5	$(4.7)
Other mining assets	301	656	(355)	0.5	1.1	(0.6)
Oil	19,619	16,148	3,471	34.2	28.9	5.3
Gas	24,630	14,569	10,061	42.5	26.3	16.2
NGL	3,464	3,771	(307)	6.0	6.8	(0.8)
Diversified	54,244	43,744	10,500	$94.0	$78.6	$15.4
	183,886	182,543	1,343	$320.4	$327.7	$(7.3)
Geography
South America	49,135	56,202	(7,067)	$86.0	$100.8	$(14.8)
Central America & Mexico	42,023	48,029	(6,006)	73.2	86.3	(13.1)
United States	49,814	41,712	8,102	86.5	75.0	11.5
Canada	25,394	21,448	3,946	44.4	38.3	6.1
Rest of World	17,520	15,152	2,368	30.3	27.3	3.0
	183,886	182,543	1,343	$320.4	$327.7	$(7.3)
Type
Revenue-based royalties	72,046	60,337	11,709	$124.6	$108.7	$15.9
Streams	97,370	109,014	(11,644)	170.6	196.0	(25.4)
Profit-based royalties	9,742	6,871	2,871	16.8	12.3	4.5
Other	4,728	6,321	(1,593)	8.4	10.7	(2.3)
	183,886	182,543	1,343	$320.4	$327.7	$(7.3)
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2022 Management’s Discussion and Analysis	14

We earned $320.4 million in revenue in Q4 2022, down 2.2% from Q4 2021. The decrease in our revenue was primarily driven by a decrease in metal prices and fewer GEOs earned from our Precious Metal assets, mostly offset by higher realized oil and gas prices from our Energy assets. In Q4 2022, we earned 70.7% of our revenue from Precious Metals, down from 76.1% in Q4 2021. Geographically, we remain heavily invested in the Americas, representing 90.5% of our revenue in Q4 2022, compared to 91.7% in Q4 2021.

We sold 183,886 GEOs in Q4 2022 compared to 182,543 GEOs in Q4 2021. A comparison of our sources of GEOs in Q4 2022 to Q4 2021 is shown below:

2022 Management’s Discussion and Analysis	15

Precious Metals

Our Precious Metal assets contributed 129,642 GEOs in Q4 2022, compared to 138,799 GEOs in Q4 2021. The decrease is primarily due to the following:

●	Antapaccay – We sold 13,399 GEOs from our Antapaccay stream, compared to 17,129 GEOs in Q4 2021 due to anticipated lower grades in 2022 based mining sequence planning. Production is expected to increase in 2023 based on mining sequence planning.
●	Cobre Panama – We sold 32,778 GEOs from our Cobre Panama stream, compared to 36,058 GEOs in Q4 2021. While Cobre Panama delivered strong production of 90,000 tonnes of copper in the quarter, an increase of 12% from Q4 2021, deliveries to Franco-Nevada were lower than in the prior year period due to the timing of shipments.
●	Guadalupe-Palmarejo – We sold 9,050 GEOs from our Guadalupe-Palmarejo stream in Q4 2022, compared to 11,971 GEOs in Q4 2021. We received lower deliveries in the current period due to a smaller proportion of production being sourced from ground covered by our stream.

The above decreases were partly offset by the following:

●	Hemlo – We earned 2,174 GEOs from our Hemlo royalties in Q4 2022, reflecting improved operating performance at the mine.
●	Tasiast – We earned 2,790 GEOs from our Tasiast royalty, compared to 306 GEOs in Q4 2021, due to record production and record grades at the mine. Production in the prior year was also impacted by a temporary suspension of production following a mill fire which occurred in June 2021.

Diversified

Our Diversified assets generated $94.0 million in revenue, up from $78.6 million in Q4 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $10.8 million in Q4 2022, compared to $15.5 million in Q4 2021. Our Energy interests contributed $82.7 million in revenue in Q4 2022, compared to $62.0 million in Q4 2021. When converted to GEOs, Diversified assets contributed 54,244 GEOs, up from 43,744 GEOs in Q4 2021. In Q4 2022, GEOs from our Energy assets benefited from a more favorable GEO conversion ratio than in Q4 2021, while GEOs from our Iron Ore assets were negatively impacted by a less favorable GEO conversion ratio.

Other Mining

●	Vale Royalty – We recorded $7.6 million in revenue from our Vale Royalty in Q4 2022 compared to $9.7 million in Q4 2021. Revenue in Q4 2022 was lower than in the prior period reflecting lower iron ore prices and attributable sales.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $3.2 million in revenue in Q4 2022, compared to $5.8 million in Q4 2021. LIORC declared a cash dividend of C$0.70 per common share, compared to C$1.15 per common share in Q4 2021, reflecting lower iron ore prices.

Energy

●	Marcellus – Revenue from the Marcellus asset was $12.0 million in Q4 2022 compared to $11.1 million in Q4 2021. Revenues benefited from higher NGL and natural gas prices and a slight increase in production.
●	Haynesville – Revenue from the Haynesville asset was $23.7 million in Q4 2022, compared to $13.0 million in Q4 2021, as the asset benefited from higher natural gas prices and increased production from new wells.
●	SCOOP/STACK – Royalties from the SCOOP/STACK asset generated $13.9 million in Q4 2022 compared to $10.2 million, reflecting higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.
●	Permian – Royalties from the Permian Basin asset contributed $14.2 million in Q4 2022 compared to $10.0 million in Q4 2021. The increase in revenue in the current period reflects higher realized prices and higher production from new wells.
●	Weyburn – Revenue from the Weyburn unit was $12.8 million in Q4 2022 compared to $12.3 million in Q4 2021, reflecting the increase in commodity prices, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

2022 Management’s Discussion and Analysis	16

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2022	2021	Variance
Costs of stream sales	$39.8	$44.0	$(4.2)
Mineral production taxes	0.6	0.8	(0.2)
Mining costs of sales	$40.4	$44.8	$(4.4)
Energy costs of sales	5.4	3.6	1.8
	$45.8	$48.4	$(2.6)

Costs of sales related to our streams were lower compared to Q4 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to Q4 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in Q4 2022 to Q4 2021 is shown below:

2022 Management’s Discussion and Analysis	17

Depletion and Depreciation

Depletion and depreciation expense totaled $73.5 million in Q4 2022, compared to $78.2 million in Q4 2021. While GEOs sold in the current quarter were relatively consistent with the prior year period, we sold a higher proportion of GEOs from assets which carry a relatively lower depletion rate per GEO. A comparison of our depletion expense incurred in Q4 2022 to Q4 2021 is shown below:

Income Taxes

Income tax expense was $30.0 million in Q4 2022, compared to $44.7 million in Q4 2021, comprised of a current income tax expense of $14.8 million (Q4 2021 – $17.8 million) and a deferred income tax expense of $15.2 million (Q4 2021 – $26.9 million).

Net Income

Net income for Q4 2022 was $165.0 million, or $0.86 per share, compared to $220.9 million, or $1.16 per share, in Q4 2021. The decrease in net income is primarily attributable to the impairment reversal of $75.5 million we recorded in the prior year period related to our interests in the Weyburn unit. We also earned slightly lower revenue in the current period, partly offset by lower operating expenses. Adjusted Net Income, which adjusts for the Weyburn impairment reversal and other items, was $164.9 million, or $0.86 per share, slightly higher compared to $163.7 million, or $0.86 per share, earned in Q4 2021. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details.

2022 Management’s Discussion and Analysis	18

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		2022	2021	Variance
Gold(1)	($/oz)	$1,801	$1,800	0.0%
Silver(1)	($/oz)	21.75	25.17	(13.6)%
Platinum(1)	($/oz)	961	1,091	(11.9)%
Palladium(1)	($/oz)	2,107	2,397	(12.1)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	122	160	(24.0)%

Edmonton Light	(C$/bbl)	119.73	80.29	49.1%
West Texas Intermediate	($/bbl)	94.23	67.91	38.8%
Henry Hub	($/mcf)	6.51	3.72	75.0%

CAD/USD exchange rate(2)		0.7689	0.7977	(3.6)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the years ended December 31, 2022 and 2021 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2022	2021	Variance	2022	2021	Variance
Commodity
Gold	401,756	420,535	(18,779)	$723.1	$750.6	$(27.5)
Silver	77,232	97,234	(20,002)	139.9	172.7	(32.8)
PGM	31,397	40,628	(9,231)	56.7	72.4	(15.7)
Precious Metals	510,385	558,397	(48,012)	$919.7	$995.7	$(76.0)
Iron ore	30,803	49,748	(18,945)	$55.5	$89.6	$(34.1)
Other mining assets	3,760	2,836	924	6.9	5.2	1.7
Oil	86,068	60,447	25,621	156.0	108.1	47.9
Gas	84,227	44,685	39,542	150.9	79.8	71.1
NGL	14,717	12,124	2,593	26.7	21.6	5.1
Diversified	219,575	169,840	49,735	$396.0	$304.3	$91.7
	729,960	728,237	1,723	$1,315.7	$1,300.0	$15.7
Geography
South America	200,540	229,924	(29,384)	$361.8	$410.3	$(48.5)
Central America & Mexico	165,054	177,854	(12,800)	298.0	318.9	(20.9)
United States	181,378	152,658	28,720	327.5	270.3	57.2
Canada	114,799	104,534	10,265	205.9	186.9	19.0
Rest of World	68,189	63,267	4,922	122.5	113.6	8.9
	729,960	728,237	1,723	$1,315.7	$1,300.0	$15.7
Type
Revenue-based royalties	275,893	237,643	38,250	$496.0	$425.6	$70.4
Streams	382,510	418,982	(36,472)	690.0	748.5	(58.5)
Profit-based royalties	48,241	43,952	4,289	87.1	76.0	11.1
Other	23,316	27,660	(4,344)	42.6	49.9	(7.3)
	729,960	728,237	1,723	$1,315.7	$1,300.0	$15.7
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2022 Management’s Discussion and Analysis	19

We earned $1,315.7 million in revenue in 2022, up 1.2% from 2021. The growth in our revenue was driven by higher revenue from our Energy assets, partly offset by a decrease in GEOs earned from our Precious Metal and Iron Ore assets. We earned 69.9% of our 2022 revenue from Precious Metal assets, compared to 76.6% in 2021 due to the growth in our Diversified assets driven by the increase in oil and gas prices in 2022. Geographically, we remain heavily invested in the Americas, with 90.7% of revenue in 2022, compared to 91.3% in 2021.

We sold 729,960 GEOs in 2022, compared to 728,237 GEOs in 2021. A comparison of our sources of GEOs in 2022 to 2021 is shown below:

2022 Management’s Discussion and Analysis	20

Precious Metals

Our Precious Metal assets contributed 510,385 GEOs in 2022, down from 558,397 GEOs in 2021. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Antamina – We sold 3.1 million silver ounces in 2022, down from 3.8 million ounces in 2021 when production of silver ounces at Antamina was particularly strong. When converted to GEOs, we realized 37,572 GEOs, compared to 53,354 GEOs in 2021, reflecting the lower sales and the less favorable silver to gold conversion ratio compared to 2021.
●	Stillwater – We earned 20,265 GEOs from Stillwater, compared to 32,289 GEOs in 2021. PGM production was lower at Stillwater as a result of operational constraints and the temporary suspension of operations following the flooding that occurred in June 2022. In addition, the decrease in GEOs reflects a less favorable PGM to gold conversion ratio compared to the 2021 period.
●	Antapaccay – We sold 53,023 GEOs from our Antapaccay stream, compared to 62,411 GEOs in 2021 due to anticipated lower grades in 2022 as well as a temporary elevated strip ratio. Production is expected to increase in 2023 based on mining sequence planning.
●	Cobre Panama – We sold 123,769 GEOs from our Cobre Panama stream, compared to 131,062 GEOs in 2021. While Cobre Panama delivered record production of 350,000 tonnes of copper in the year, an increase of 6% from 2021, deliveries to Franco-Nevada were lower than in the prior year period due to the timing of shipments.

The above decreases were partly offset by the following factors:

●	Tasiast – We earned 10,221 GEOs from our Tasiast royalty, compared to 3,738 GEOs in 2021, attributable to record production and record grades at the mine. Throughput capacity increased during the year as part of the Tasiast 24k project. Production in the prior year was also negatively affected by a mill fire that occurred in June 2021.
●	Candelaria – We sold 69,854 GEOs from our Candelaria stream, compared to 65,034 in 2021. While Candelaria produced less gold in 2022 than in 2021, deliveries to Franco-Nevada were higher in the current period due to the timing of shipments.
●	Subika (Ahafo) – We earned 10,102 GEOs from our Subika (Ahafo) royalty, compared to 6,421 GEOs in 2021 due to higher ore grade milled at the mine as well as a larger proportion of production being sourced from ground covered by our royalty.

Diversified

Our Diversified assets generated $396.0 million in revenue in 2022, up from $304.3 million in 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $55.5 million in 2022, compared to $89.6 million in 2021. Our Energy interests contributed $333.6 million in revenue in 2022, compared to $209.5 million in 2021. When converted to GEOs, Diversified assets contributed 219,575 GEOs in 2022, up from 169,840 GEOs in 2021. The calculation of GEOs from Diversified assets is affected by relative changes in commodity prices during the period. In 2022, revenues from our Energy interests benefited from more favorable GEO conversion ratios than in 2021 due to higher relative prices, while GEOs from our Iron Ore assets were negatively impacted by a less favorable GEO conversion ratio.

Other Mining

●	Vale Royalty – Revenue from Vale was $40.7 million in 2022 compared to $59.4 million in 2021, primarily due to lower iron ore prices as well as lower attributable sales.
●	LIORC – LIORC contributed $14.8 million in revenue in 2022 compared to $30.2 million in 2021, reflecting lower iron ore prices which more than offset an increase in pellet and concentration production at the Carol Lake mine. Iron Ore Company of Canada reported higher than historical levels of capital expenditures to maintain and upgrade existing infrastructure at the Carol Lake mine.

Energy

●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, was $56.5 million in 2022 compared to $36.1 million in 2021. Higher prices for natural gas and natural gas liquids more than offset a slight reduction in production in the current year.
●	Haynesville – In 2022, we earned $72.9 million in revenue from our Haynesville portfolio, compared to $38.5 million in 2021 due to higher natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $57.8 million in 2022 compared to $36.4 million in 2021, primarily due to higher realized prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.
●	Permian – Royalties from the Permian Basin contributed $52.6 million in 2022 compared to $35.0 million in 2021, reflecting higher commodity prices and higher production volumes from the Permian Basin compared to the prior year.
●	Weyburn – Revenue from the Weyburn unit in 2022 was $65.0 million compared to $43.8 million in 2021. Revenues benefited from higher prices and increased production in 2022 compared to 2021, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

2022 Management’s Discussion and Analysis	21

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2022	2021	Variance
Costs of stream sales	$158.2	$164.2	$(6.0)
Mineral production taxes	2.1	2.4	(0.3)
Mining costs of sales	$160.3	$166.6	$(6.3)
Energy costs of sales	16.6	11.7	4.9
	$176.9	$178.3	$(1.4)

Costs of sales related to our streams in 2022 decreased relative to 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to YTD 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in 2022 to 2021 is shown below:

2022 Management’s Discussion and Analysis	22

Depletion and Depreciation

Depletion and depreciation expense totaled $286.2 million in 2022 compared to $299.6 million in 2021. While total GEOs sold increased over the prior year period, a larger proportion of our GEOs were earned from assets which carry a lower depletable base. A comparison of our depletion expense incurred in 2022 to 2021 is shown below:

Income Taxes

Income tax expense in 2022 totaled $133.1 million, compared to $124.1 million in 2021, comprised of a current income tax expense of $95.7 million (2021 – $87.0 million) and a deferred income tax expense of $37.4 million (2021 – $37.1 million).

Franco-Nevada is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Income

Net income in 2022 was $700.6 million, or $3.66 per share, compared to $733.7 million, or $3.84 per share in 2021. While we earned higher revenue in 2022 than in the prior year, net income decreased due to the impairment reversal of $75.5 million we recorded in the prior year period related to our interests in the Weyburn unit. Adjusted Net Income, which adjusts for the Weyburn impairment reversal and other items, was $697.6 million, or $3.64 per share, compared to $673.6 million, or $3.52 per share, earned in 2021. The increase in Adjusted Net Income in 2022 was driven by our increased revenue, lower costs of sales and lower depletion and depreciation expense relative to 2021. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details.

2022 Management’s Discussion and Analysis	23

Impairment Charges and Reversals

We did not record any impairment charges or reversals in 2022.

In 2021, we recorded an impairment reversal related to our interests in the Weyburn unit and impaired our Aği Daği royalty. Please refer to Note 8(b) to the financial statements for further details on our 2021 impairment assessments.

2021
Royalty, stream and working interests, net
Weyburn	$(75.5)
Aği Daği	7.5
$(68.0)

Weyburn

As at December 31, 2021, as a result of an increase in forecasted benchmark oil and gas prices relative to the lows of April 2020, we assessed whether there were indicators that impairment losses previously recorded in relation to our Energy interests may no longer exist or may have decreased. With respect to our interests in the Weyburn unit, we determined that there were indicators of impairment reversal and carried out an asset impairment reversal assessment. As the recoverable amount, estimated to be $218.0 million, exceeded the carrying value, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) in Q4 2021.

Aği Daği

In Q2 2021, we recorded a pre-tax impairment of $7.5 million related to our Aği Daği royalty as a result of Alamos’ filing of an investment treaty claim against the Republic of Türkiye for failing to grant routine renewals of key licenses and permits for its Turkish assets.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Salaries and benefits	$3.0	$2.8	$0.2	$9.8	$9.1	$0.7
Professional fees	1.5	1.3	0.2	4.3	4.6	(0.3)
Filing fees	—	—	—	1.0	0.5	0.5
Office costs	0.1	0.1	—	0.5	0.4	0.1
Board of Directors' costs	0.1	0.1	—	0.3	0.5	(0.2)
Other	1.7	0.9	0.8	6.6	4.5	2.1
General and administrative expenses	$6.4	$5.2	$1.2	$22.5	$19.6	$2.9
Share-based compensation expenses	5.4	4.4	1.0	10.1	11.2	(1.1)
	$11.8	$9.6	$2.2	$32.6	$30.8	$1.8

General and administrative and share-based compensation expenses represented 2.5% of our revenue, up from 2.4% in 2021. Our general and administrative expenses include business development costs. These costs vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, the expense of deferred share units ("DSUs") granted to the directors of the Company in the year, as well as the mark-to-market value of the DSUs. Share-based compensation was lower in 2022 than in 2021 owing to the lower share price during the period which resulted in a lower mark-to-market adjustment on the DSU liability.

2022 Management’s Discussion and Analysis	24

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Foreign exchange gain (loss)	$0.7	$(1.0)	$1.7	$3.3	$(2.4)	$5.7
Mark-to-market (loss) gain on warrants	(0.4)	(0.3)	(0.1)	0.3	(0.4)	0.7
Other expenses	(0.2)	—	(0.2)	—	(0.2)	0.2
	$0.1	$(1.3)	$1.4	$3.6	$(3.0)	$6.6

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q4 2022 and 2022, the foreign exchange gain is primarily related to a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2022	2021	Variance	2022	2021	Variance
Finance income
Interest	$6.7	$0.7	$6.0	$12.6	$3.7	$8.9
	$6.7	$0.7	$6.0	$12.6	$3.7	$8.9
Finance expenses
Standby charges	$0.5	$0.6	$(0.1)	$2.2	$2.2	$—
Amortization of debt issue costs	0.2	0.3	(0.1)	0.9	1.1	(0.2)
Interest	—	—	—	—	0.2	(0.2)
Accretion of lease liabilities	—	—	—	0.1	0.1	—
	$0.7	$0.9	$(0.2)	$3.2	$3.6	$(0.4)

Finance income is earned on our cash and cash equivalents. We also earned interest income on the Noront loan receivable until it was repaid in May 2022 as well as receiving a payment of 5% of the principal amount triggered by a change in control of Noront by Wyloo Metals on April 7, 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our credit facility based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facility. In 2022, we did not incur interest expense as we have not borrowed any amounts under our credit facilities during the period.

2022 Management’s Discussion and Analysis	25

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, GEOs, per GEO amounts and	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2022	2022	2022	2022	2021	2021	2021	2021
Revenue	$320.4	$304.2	$352.3	$338.8	$327.7	$316.3	$347.1	$308.9
Costs and expenses(2)	131.5	116.0	120.7	126.8	60.6	119.5	141.8	117.4
Operating income	188.9	188.2	231.6	212.0	267.1	196.8	205.3	191.5
Other income (expenses)	6.1	(0.7)	1.6	6.0	(1.5)	(0.6)	(0.6)	(0.2)
Income tax expense	30.0	30.4	36.7	36.0	44.7	30.2	29.4	19.8
Net income	165.0	157.1	196.5	182.0	220.9	166.0	175.3	171.5
Basic earnings per share	$0.86	$0.82	$1.03	$0.95	$1.16	$0.87	$0.92	$0.90
Diluted earnings per share	$0.86	$0.82	$1.02	$0.95	$1.15	$0.87	$0.92	$0.90
Net cash provided by operating activities	$279.3	$232.3	$257.3	$230.6	$279.0	$206.9	$245.2	$224.3
Net cash used in investing activities	(98.2)	(30.9)	(14.8)	(1.6)	(36.4)	(7.1)	(543.1)	(178.4)
Net cash used in financing activities	(43.7)	(49.1)	(48.6)	(47.6)	(46.1)	(47.3)	(44.9)	(41.9)
Average Gold Price(3)	$1,729	$1,728	$1,872	$1,874	$1,795	$1,789	$1,816	$1,794
GEOs sold(4)	183,886	176,408	191,052	178,614	182,543	177,578	192,379	175,737
Cash Costs(5)	$45.8	$42.0	$45.5	$43.6	$48.4	$42.0	$47.3	$40.6
Cash Costs(5) per GEO sold	$249	$238	$238	$244	$265	$237	$246	$231
Adjusted EBITDA(5)	$262.4	$256.7	$301.2	$286.6	$269.8	$269.8	$290.0	$262.7
Adjusted EBITDA(5) per share	$1.37	$1.34	$1.57	$1.50	$1.41	$1.41	$1.52	$1.37
Adjusted EBITDA Margin(5)	81.9%	84.4%	85.5%	84.6%	82.3%	85.3%	83.5%	85.0%
Adjusted Net Income(5)	$164.9	$159.7	$195.8	$177.2	$163.7	$165.6	$182.6	$160.9
Adjusted Net Income(5) per share	$0.86	$0.83	$1.02	$0.93	$0.86	$0.87	$0.96	$0.84
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021 and $7.5 million in Q2 2021.
3	Based on LBMA Gold Price PM Fix.
4	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2022 and 2021, respectively.
5	Cash Costs, Cash Costs per GEOs, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Similarly, the composition of Cash Costs and Cash Costs per GEOs has been amended to include production costs from Franco-Nevada’s Energy assets, and Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.

2022 Management’s Discussion and Analysis	26

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2022	2021
Cash and cash equivalents	$1,196.5	$539.3

Current assets	1,383.1	751.4
Non-current assets	5,243.7	5,458.5
Total assets	$6,626.8	$6,209.9

Current liabilities	$50.2	$43.2
Non-current liabilities	159.0	141.5
Total liabilities	$209.2	$184.7

Total shareholders’ equity	$6,417.6	$6,025.2

Total common shares outstanding	191.9	191.3
Capital management measures
Available capital	$2,177.7	$1,621.1
Debt-to-equity	—	—

Assets

Total assets were $6,626.8 million as at December 31, 2022 compared to $6,209.9 million as at December 31, 2021. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2021 primarily reflects our higher cash and cash equivalents balance, partly offset by a decrease in our royalty, stream and working interests due to depletion and the impact of changes in foreign exchange rates. Our investments, which are marked-to-market at every period end, also decreased relative to December 31, 2021 .

Liabilities

Total liabilities were relatively consistent with those as at December 31, 2021. Total liabilities as at December 31, 2022 are primarily comprised of $43.1 million of accounts payable and accrued liabilities, $7.1 million of current income tax liabilities, and $153.0 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $392.4 million compared to December 31, 2021, reflecting net income of $700.6 million. We also recorded a loss on the fair value of our equity investments, net of tax, of $36.7 million, and a loss of $92.0 million in currency translation adjustments due to the weakening of the Canadian dollar. The decrease in shareholders’ equity also reflect dividends of $245.8 million in 2022. Of those dividends, $48.2 million were settled through the issuance of common shares pursuant to the DRIP.

2022 Management’s Discussion and Analysis	27

Liquidity and Capital Resources

Cash flow for the years ended December 31, 2022 and 2021 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2022	2021	2022	2021
Net cash provided by operating activities	$279.3	$279.0	$999.5	$955.4
Net cash used in investing activities	(98.2)	(36.4)	(145.5)	(765.0)
Net cash used in financing activities	(43.7)	(46.1)	(189.0)	(180.2)
Effect of exchange rate changes on cash and cash equivalents	1.7	(3.9)	(7.8)	(5.1)
Net change in cash and cash equivalents	$139.1	$192.6	$657.2	$5.1

Operating Cash Flow

Net cash provided by operating activities was $279.3 million in Q4 2022 (Q4 2021 – $279.0 million). Operating cash flow in Q4 2022 was consistent compared to the same period in 2021. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties.

For 2022, net cash provided by operating activities was $999.5 million (2021 - $955.4 million). Operating cash flow was consistent compared to 2021.

Investing Activities

Net cash used in investing activities was $98.2 million in Q4 2022 (Q4 2021 – $36.4 million) and primarily consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the additional NSR on Eskay Creek for $19.9 million, the royalties on Spences Bridge for $6.0 million, the Argonaut common shares for $10.0 million (C$13.6 million), the Westhaven common shares for $0.73 million (C$1.0 million) and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $6.7 million. Comparatively, investing activities in Q4 2021 primarily consisted of the acquisition of the acquisition of the Copper World royalty, the equity investment in Skeena Resources, and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $11.5 million.

For 2022, net cash used in investing activities was $145.5 million (2021 - $765.0 million) and consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the Caserones royalty for $37.4 million, the G Mining Common Shares for $27.5 million (C$35.8 million), the additional NSR on Eskay Creek for $19.9 million, the Argonaut common shares for $10.0 million (C$13.6 million), the EMX common shares for $10.0 million ($12.6 million), the Castle Mountain royalty for $6.0 million, the royalties on Spences Bridge for $6.0 million and the funding of our share of acquisitions through the Royalty Acquisition Venture with Continental of $13.3 million. These cash outlays were partially offset by the receipt of $42.7 million as repayment of our loan to Noront. Comparatively, in 2021, investing activities consisted of the acquisition of the Vale Royalty Debentures at a cost of $538 million (R$3,049,500,000), the Condestable stream for a gross purchase price of $165.0 million, the Séguéla royalty for $15.2 million (A$20.0 million), and $31.0 million of royalty acquisitions through the Royalty Acquisition Venture.

Financing Activities

For Q4 2022, net cash used by financing activities was $43.7 million (Q4 2021 – $46.1 million), primarily reflecting the payment of dividends.

For 2022, net cash used by financing activities was $189.0 million (2021 - $180.2 million), primarily reflecting the payments of dividends. Comparatively, in 2021, in addition to the payment of dividends, financing activities reflect the drawdown of $150.0 million from our Corporate Revolver to finance the acquisition of the Vale Royalty Debentures which was repaid within the same period.

2022 Management’s Discussion and Analysis	28

Capital Resources

Our cash and cash equivalents totaled $1,196.5 million as at December 31, 2022 (December 31, 2021 – $539.3 million). In addition, we held investments of $227.2 million as at December 31, 2022 (December 31, 2021 – investments and loan receivable of $275.6 million), of which $220.8 million was held in publicly-traded equity instruments (December 31, 2021 – $231.0 million). Of the $220.8 million held in publicly-traded equity instruments, $157.0 million relate to our holdings of LIORC (December 31, 2021 – $187.4 million).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which was renewed on August 15, 2022. The renewed Corporate Revolver has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 11 of the financial statements. As at December 31, 2022, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.8 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at March 15, 2023, we have a total of $981.2 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at December 31, 2022, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During 2022, Canadian dollar traded in a range of $0.7217 to $0.8031, ending at $0.7383, and the Australian dollar traded between $0.6200 and $0.7595, ending at $0.6816.

Our near-term cash requirements include our funding commitments towards the Tocantinzinho Stream and Term Loan, the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2022 Management’s Discussion and Analysis	29

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2022:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875	% (23)	—%		—%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (25)	—%		—%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Sudbury(28)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%	20	% (30)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries were fixed until February 28, 2021. Percentage is now 4.875% of gold production.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.

2022 Management’s Discussion and Analysis	30

Capital Commitments

As described in the “Corporate Developments” section above, Franco-Nevada has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at December 31, 2022, Franco-Nevada has remaining commitments of $79.4 million, subject to the achievement of agreed upon development thresholds.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $1.1 million (C$1.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

The Company is committed to funding its acquisition of the Stream and obligations under the Term Loan in relation to the Tocantinzinho project as described in the “Corporate Developments” section above. The $250 million Stream deposit will become available after G Mining Ventures, the owner of the Tocantinzinho project, has spent at least $95 million on the project from January 1, 2022 and subject to certain other conditions. The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

Subsequent to year-end, the CRA expanded its audit up to the 2019 taxation year. The Company has not received any proposal or Notices of Reassessment in connection with this.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2022 Management’s Discussion and Analysis	31

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $14.6 (C$19.9)

Interest and other penalties: $4.6 (C$6.2)

If CRA were to reassess the 2018-2022 taxation years on the same basis:

Tax: $44.2 (C$59.9)

Interest and other penalties: $4.7 (C$6.3)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.1 (C$29.9)

Transfer pricing penalties: $7.7 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $11.1 (C$15.1)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $34.4 (C$46.5)

Transfer pricing penalties: $1.8 (C$2.5) for 2014-2015; $11.1 (C$15.1) for 2016-2017 under review

Interest and other penalties: $11.4 (C$15.5)

If CRA were to reassess the 2018-2022 taxation years on the same basis:

Tax: $216.8 (C$293.7)

Transfer pricing penalties: $81.8 (C$110.9)

Interest and other penalties: $23.1 (C$31.3)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $5.7 (C$7.7) Interest and other penalties: $2.8 (C$3.7) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.
a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2022) and other penalties of $0.2 million (C$0.3 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.4 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.3 million (C$3.1 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

On April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the “2017 Domestic Reassessment” and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments,

2022 Management’s Discussion and Analysis	32

resulting in an incremental payment of Federal and provincial income taxes of $6.2 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.1 million (C$2.8 million). The Company has filed a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2022 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $44.2 million (C$59.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $4.7 million (C$6.3 million).

b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.7 million (C$25.3 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $10.0 million (C$13.6 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.7 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.4 million (C$4.6 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $1.1 million (C$1.5 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.0 million (C$6.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.5 million (C$3.4 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.4 million (C$39.8 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $8.9 million (C$12.1 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

2022 Management’s Discussion and Analysis	33

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $216.8 million (C$293.7 million), transfer pricing penalties of approximately $81.8 million (C$110.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $23.1 million (C$31.3 million).

d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $5.7 million (C$7.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.8 million (C$3.7 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 2 and 3 of the financial statements.

New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 15, 2023, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,892,691
Issuable upon exercise of Franco-Nevada options(1)	718,718
Issuable upon vesting of Franco-Nevada RSUs	102,104
Diluted common shares	192,713,513
1	There were 718,718 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share.

During the year ended December 31, 2022, we did not issue any common shares under our at-the-market equity program, which expired on May 28, 2022. We also have not issued any preferred shares.

2022 Management’s Discussion and Analysis	34

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2022.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2022.

For the year ended December 31, 2022, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Management’s report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2022.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2022 Management’s Discussion and Analysis	35

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2022	2021	2022	2021
Total costs of sales	$119.3	$126.6	$463.1	$477.9
Depletion and depreciation	(73.5)	(78.2)	(286.2)	(299.6)
Cash Costs	$45.8	$48.4	$176.9	$178.3
GEOs	183,886	182,543	729,960	728,237
Cash Costs per GEO sold	$249	$265	$242	$245

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$165.0	$220.9	$700.6	$733.7
Income tax expense	30.0	44.7	133.1	124.1
Finance expenses	0.7	0.9	3.2	3.6
Finance income	(6.7)	(0.7)	(12.6)	(3.7)
Depletion and depreciation	73.5	78.2	286.2	299.6
Impairment reversals	—	(75.5)	—	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0
Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1

Basic earnings per share	$0.86	$1.16	$3.66	$3.84
Income tax expense	0.16	0.22	0.70	0.65
Finance expenses	—	—	0.02	0.02
Finance income	(0.03)	—	(0.07)	(0.02)
Depletion and depreciation	0.38	0.41	1.49	1.57
Impairment reversals	—	(0.39)	—	(0.36)
Foreign exchange (gain) loss and other (income) expenses	—	0.01	(0.02)	0.02
Adjusted EBITDA per share	$1.37	$1.41	$5.78	$5.72

2022 Management’s Discussion and Analysis	36

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2022	2021	2022	2021
Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Revenue	320.4	327.7	1,315.7	1,300.0
Adjusted EBITDA Margin	81.9%	82.3%	84.1%	84.0%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2022 Management’s Discussion and Analysis	37

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$165.0	$220.9	$700.6	$733.7
Impairment reversals	—	(75.5)	—	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0
Finance income related to repayment of Noront loan	—	—	(2.2)	—
Tax effect of adjustments	—	19.3	2.8	17.8
Other tax related adjustments
Recognition of previously unrecognized deferred tax assets	—	(2.3)	—	(12.9)
Adjusted Net Income	$164.9	$163.7	$697.6	$673.6
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1

Basic earnings per share	$0.86	$1.16	$3.66	$3.84
Impairment reversals	—	(0.40)	—	(0.36)
Foreign exchange (gain) loss and other (income) expenses	—	0.01	(0.02)	0.02
Finance income related to repayment of Noront loan	—	—	(0.01)	—
Tax effect of adjustments	—	0.10	0.01	0.09
Other tax related adjustments
Recognition of previously unrecognized deferred tax assets	—	(0.01)	—	(0.07)
Adjusted Net Income per share	$0.86	$0.86	$3.64	$3.52

2022 Management’s Discussion and Analysis	38

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the Proposed Concession Contract with the GOP for the Cobre Panama mine and the terms of the Proposed Concession Contract. In addition, statements relating to resources and reserves, GEOs or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2022 Management’s Discussion and Analysis	39

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